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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                      -------------------------------
                               SCHEDULE 14D-1
                             (AMENDMENT NO. 2)
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                      -------------------------------
                             GALOOB TOYS, INC.
                         (NAME OF SUBJECT COMPANY)

                             NEW HIAC II CORP.
                                HASBRO, INC.
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                364091 10 8
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                      -------------------------------
                          PHILLIP H. WALDOKS, ESQ.
        SENIOR VICE PRESIDENT-CORPORATE LEGAL AFFAIRS AND SECRETARY
                                HASBRO, INC.
                             32 W. 23RD STREET
                             NEW YORK, NY 10010
                         TELEPHONE: (212) 645-2400
                         FACSIMILE: (212) 741-0663
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                          THOMAS H. KENNEDY, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                             NEW YORK, NY 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000
                      -------------------------------
                         CALCULATION OF FILING FEE
                    TRANSACTION VALUATION* $230,086,776
                        AMOUNT OF FILING FEE $46,018

 __________
    * Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 18,127,864 shares of common stock, $0.01 par value per share (the "Shares"), of Galoob Toys, Inc. at a price of $12.00 per Share in cash, without interest. The filing fee calculation is based on the 18,127,864 Shares outstanding as of September 27, 1998 and assumes the issuance prior to the consummation of the Offer (as defined in the Schedule 14D-1), of 1,046,034 Shares upon the exercise of outstanding options and other rights and securities exercisable into Shares that have an exercise price of less than $12.00. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [ ]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $46,018.
      Form or Registration No.:  Schedule 14D-1.
      Filing Party:  Hasbro, Inc. and New HIAC II Corp.
      Date Filed:  October 2, 1998.
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                                TENDER OFFER

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on October 2, 1998 (as amended and supplemented the "Statement") relating to the offer by New HIAC II Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Hasbro, Inc., a Rhode Island corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of January 17, 1990, by and between the Company and Mellon Securities Trust Company as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Galoob Toys, Inc., a Delaware corporation (the "Company"), at $12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 1998 and the related Letter of Transmittal. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement including the Offer to Purchase filed as Exhibit (a)(1) thereto.

 ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      On October 20, 1998, the Company notified holders of options to purchase its Common Stock (the "Options") that in connection with the termination of its Option Plans (as defined in Exhibit (c)(3) filed herewith), that each outstanding Option, whether or not then vested or exercisable would immediately prior to the Merger (as defined in Exhibit
 (c)(3) filed herewith), become automatically vested and exercisable and thereafter would be cancelled. The consideration to be received for each canceled Option is equal to the product of (A) the excess, if any, of (i) $12.00, over (ii) the exercise price per share of Common Stock of each cancelled Option and (B) the number of shares of Common Stock subject to
 each such cancelled Option.   Any consideration paid to holders of Options
 pursuant to this formula will be paid without interest and net of any withholding taxes. The text of this letter is set forth as Exhibit (c)(3) hereto and is incorporated by reference herein.

 ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (b) The last sentence of the paragraph under Section 10 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following sentence: "Parent will provide such funds through short term borrowings under its commercial paper program. It is anticipated that such commercial paper will be repaid in the fourth quarter of 1998 with the proceeds of receivables."

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (c)(3) Text of letter, dated October 20, 1998, from Galoob Toys, Inc. to holders of Options.



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Date:  October 22, 1998

                               New HIAC II Corp.


                               BY: /s/ Phillip H. Waldoks
                                  -----------------------------------------
                               Name:  Phillip H. Waldoks
                               Title: Senior Vice President-Corporate Legal
                                      Affairs and Secretary



                               Hasbro, Inc.


                               BY: /s/ Phillip H. Waldoks
                                  ------------------------------------------
                                  Name:  Phillip H. Waldoks
                                  Title: Senior Vice President-Corporate Legal
                                         Affairs and Secretary



                             INDEX TO EXHIBITS

                                                                  Sequential
  Exhibit                                                         Page No.

  (c)(3)   Text of letter, dated October 20, 1998, from Galoob
           Toys, Inc. to holders of Options.